October 9, 2024

Audrey Taranto, Esq.
General Counsel
Enstar Group Limited
A.S. Cooper Building, 4th Floor
26 Reid Street
Hamilton HM11
Bermuda

       Re: Enstar Group Limited
           Schedule 13E-3 filed September 30, 2024
           File No. 005-83620
           Preliminary Proxy Statement on Schedule 14A filed September 30, 2024 001-33289
Dear Audrey Taranto Esq.:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed September 30, 2024
Proposal 2: The Second Bye-Law Amendment, page 116

1.     We note your revised disclosure in response to comment 19 that if
approved,    bye-law
       79 will apply to derivative actions or proceedings brought on behalf of Enstar, including actions or proceedings arising under the Securities Act or the Exchange
       Act    (emphasis added). Please disclose, if true, that bye-law 79 will not apply to any
       direct action or proceeding brought by a shareholder arising under the Securities Act or the Exchange Act.
General

2. We note your response to prior comment 3. Please disclose any relationship between
 October 9, 2024
Page 2

       Alan Waxman, Elk Evergreen Investments, LLC, Elk Cypress Investments,
LLC,
       or TSSP Sub-Fund HoldCo, LLC and any of the Buyer Parties (e.g., as part of the overarching Sixth Street organization) or, if true, disclose that no such relationship exists. Additionally, while we are unable to agree with your analysis that Stone Point is not an affiliate of the Company, we do not have any further comment at this time based on your analysis and representations that Stone Point is not engaged, directly or indirectly, in the Rule 13e-3 transaction.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at
202-551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions
cc:   Ben Goodchild